Filed pursuant to Rule 433
Registration No. 333-158277
November 25, 2009
Final Term Sheet
EUR 3,000,000,000 3.125% Global Bonds due 2016

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 3,000,000,000

Denomination:	EUR 1,000

Maturity:	July 4, 2016

Redemption Amount:	100%

Interest Rate:	3.125% per annum, payable annually in arrears

Date of Pricing:	November 25, 2009

Closing Date:	December 2, 2009

Interest Payment Dates:	July 4 in each year

First Interest Payment Date:	July 4, 2010 (for interest accrued from and including December 2, 2009, to but excluding July 4, 2010)

Interest Payable on First Interest Payment Date:	EUR 54,965,753.42 (for aggregate principal amount of EUR 3,000,000,000)

Currency of Payments:	EUR to CBF
USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.935%

Underwriting Commissions:	0.15%

Proceeds to Issuer:	99.785%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt
For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A0Z2KS2

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Barclays Capital
HSBC
UniCredit Group (HVB)

Senior Co-Lead Managers:	Commerzbank Corporates & Markets Deutsche Bank
DZ BANK AG
Landesbank Baden-Württemberg

Co-Lead Managers:	Banca Akros SpA — Gruppo Bipiemme Banca Popolare di Milano BNP PARIBAS
CALYON Crédit Agricole CIB Citi
Danske Bank
Goldman Sachs International
J.P. Morgan
Morgan Stanley
Société Générale Corporate & Investment Banking
UBS Investment Bank

Stabilization Manager:	Barclays Bank PLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072075/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. Alternatively, Barclays Bank PLC will arrange to send you the prospectus, which you may request by calling toll-free
+1 (888) 227-2275, Ext. 2663.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.